October 8, 2009

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bassett Furniture Industries, Inc.

Form 10-K for Fiscal Year Ended November 29, 2008

File No. 000-00209

Dear Mr. O’Brien:

Per my conversation with Al Pavot, Staff Accountant for the Securities and Exchange Commission, I would like to clarify that Bassett will provide the following in future filings:

•	Aging information with respect to both our accounts receivable and notes receivable so that readers can understand the trends in the age of our accounts and notes receivable;

•	Information with respect to our experience in the foreclosure of collateral related to our accounts and notes receivable; and

•	Expanded disclosure in our critical accounting policies on the factors used to determine a market rate of interest when estimating the fair value of our notes receivable.

Please contact me directly at (276) 629-6614, by e-mail at mdaniel@bassettfurniture.com or via fax at (276) 627-8805 for any additional comments, clarifications or questions you may have.

Sincerely,

/s/ J. Michael Daniel
J. Michael Daniel
Corporate Controller and Interim CFO